Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

January 17, 2012

We, as members of management of Hancock Horizon Government Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund, Hancock Horizon Burkenroad Fund, Hancock Horizon Diversified International Fund, Hancock Horizon Louisiana Tax-Free Income Fund and Hancock Horizon Mississippi Tax-Free Income Fund (collectively, the “Funds”), of The Advisors’ Inner Circle Fund II, are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2011, and from March 31, 2011 through September 30, 2011.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2011, and from March 31, 2011 through September 30, 2011, with respect to securities reflected in the investment account of the Funds.

Sincerely,

The Advisors’ Inner Circle Fund II

/s/Michael Beattie
Michael Beattie
President

/s/Michael Lawson
Michael Lawson
Treasurer, Controller, and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

The Advisors’ Inner Circle Fund II

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Hancock Horizon Government Money Market Fund, Hancock Horizon Strategic Income Bond Fund, Hancock Horizon Value Fund, Hancock Horizon Growth Fund, Hancock Horizon Burkenroad Fund, Hancock Horizon Diversified International Fund, Hancock Horizon Louisiana Tax-Free Income Fund and Hancock Horizon Mississippi Tax-Free Income Fund of The Advisors’ Inner Circle Fund II (the “Funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of September 30, 2011. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2011, and with respect to agreement of security purchases and sales, for the period from March 31,2011 (the date of the last examination), through September 30, 2011:

•	Confirmation of all securities maintained by Hancock Bank (“Custodian”);

•	Confirmation of all securities held in book entry form by Bank of New York Mellon (“Sub-custodian”)—which include but are not limited to securities held by the Funds;

•	Reconciliation of all securities on the books and records of the Funds to the Custodian;

•	Reconciliation of all such securities between the records of the Custodian and Sub-custodian;

•	Confirmation of all securities out for transfer with brokers or alternative procedures;

•	Confirmation of all repurchase agreements and underlying collateral with brokers/banks; and

•	Agreement of one security purchase and one security sale or maturity from the books and records of each of the Funds to broker confirmations or alternative supporting documents.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2011, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Advisors’ Inner Circle Fund II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ERNST & YOUNG LLP

Philadelphia, Pennsylvania

January 17, 2012

Fund Name	State	Registration	File Number

The Advisors’ Inner Circle Fund II
	CALIFORNIA	ANNUAL	505 7356
	COLORADO	ANNUAL	IC 1995 08 501
	GEORGIA	ANNUAL	SC-MF-020269
	Guam	ANNUAL	2008-7233
	ILLINOIS	ANNUAL	60004987
	INDIANA	ANNUAL	93-0548 IC
	MINNESOTA	ANNUAL	R-36888.2
	Minnesota Exemption	ANNUAL
	NORTH CAROLINA	ANNUAL	3326
	PENNSYLVANIA	ANNUAL	1993-02-003MF
	VIRGINIA	ANNUAL	117018
	VIRGIN ISLANDS	ANNUAL
	WYOMING	OTHER	18723

	INDIANA	ANNUAL	07-0324 IC
The AIC Fund II - Hancock Bank Family of Funds - Trust Class
	KENTUCKY	ANNUAL	60014025
	LOUISIANA	ANNUAL	143113
	NEW JERSEY	ANNUAL	BEM-0169
	OHIO	OTHER	77930
	UTAH	ANNUAL	006-9458-91
	006-9475-55

Hancock Horizon Family of Funds Prospectus
	KENTUCKY	ANNUAL	60017729
	LOUISIANA	ANNUAL	143997
	NEW JERSEY	ANNUAL	BEM-4246
	OHIO	OTHER	79257
	UTAH	ANNUAL	007-0874-61
Hancock Horizon Family Of Funds Prospectus
	LOUISIANA	ANNUAL	139360
The AIC Fund II - Hancock Bank Family of Funds - Trust Class
	LOUISIANA	ANNUAL	137468
The Advisor’s Inner Cir - Hancock Family of Funds - Class A
	LOUISIANA	ANNUAL	137467
The Advisors Inner Circle II- Hancock Bank Family of Funds -
	LOUISIANA	ANNUAL	130568
Hancock Horizon Government Money Market Fund
	ALABAMA	ANNUAL	27873
Hancock Horizon Government Money Market Fund - Class A
	MISSISSIPPI	ANNUAL	60001564
	TEXAS	ANNUAL	M62883
Hancock Horizon Government Money Market Fund - Inst Sweep
	MISSISSIPPI	ANNUAL	60001563
	TEXAS	ANNUAL	M62884
Hancock Horizon Government Money Market Fund - Trust Class
	MISSISSIPPI	ANNUAL	60001562
	TEXAS	ANNUAL	M62885
The Advisors’ Inner Circle Fund II - Strategic Income Bond
	ALABAMA	ANNUAL	27875
	ARKANSAS	ANNUAL	60023222
	NEVADA	ANNUAL
AIC Fund II - Strategic Income Bond Fund - Class A Shares
	DISTRICT OF COLUMB	ANNUAL	60037830
	IOWA	ANNUAL	I-72541
	MISSISSIPPI	ANNUAL	60001565
	TEXAS	GOOD UNTIL SOLD	C62900
AIC Fund II - Strategic Income Bond Fund - Class C Shares
	MISSISSIPPI	ANNUAL	60001566

Fund Name	State	Registration	File Number

	TEXAS	GOOD UNTIL SOLD	C62901

AIC Fund II - Strategic Income Bond Fund - Trust Class Sh
	MISSISSIPPI	ANNUAL	60001567
	TEXAS	GOOD UNTIL SOLD	C62902
The Advisors’ Inner Circle Fund II - Value Fund
	ALASKA	OTHER	60057195
	ALABAMA	ANNUAL	27876
	ARKANSAS	ANNUAL	60018321
	CONNECTICUT	ANNUAL	1039058
	DELAWARE	ANNUAL
	HAWAII	ANNUAL
	IDAHO	ANNUAL	59680
	KANSAS	ANNUAL	2006S0001260
	MISSOURI	ANNUAL	2005-00840
	NEVADA	ANNUAL
	NEW YORK	OTHER	S31-57-69
	OREGON	ANNUAL	2006-1422
	RHODE ISLAND	ANNUAL
	SOUTH CAROLINA	ANNUAL	MF16485
AIC Fund II - Value Fund - Class A Shares
	ARIZONA	ANNUAL	43975
	DISTRICT OF COLUMB	ANNUAL	60026692
	IOWA	ANNUAL	I-62936
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20061318
	MAINE	ANNUAL	10011917
	MICHIGAN	ANNUAL	947661
	MISSISSIPPI	ANNUAL	60001568
	MONTANA	ANNUAL	57144
	NORTH DAKOTA	ANNUAL	AU783
	NEBRASKA	ANNUAL	66047
	NEW HAMPSHIRE	ANNUAL	MF06-0020494
	NEW MEXICO	ANNUAL	22825
	OKLAHOMA	ANNUAL	SE-2174409
	SOUTH DAKOTA	ANNUAL	36781
	TENNESSEE	ANNUAL	RM11-0292A
	TEXAS	GOOD UNTIL SOLD	C62897
	VERMONT	ANNUAL	06/14/06-04
	WASHINGTON	GOOD UNTIL SOLD	60042134
	WISCONSIN	ANNUAL	505673-03
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 55563
AIC Fund II - Value Fund - Class C Shares
	MARYLAND	ANNUAL	SM20072755
	MISSISSIPPI	ANNUAL	60001569
	NEBRASKA	ANNUAL	66049
	NEW HAMPSHIRE	ANNUAL	MF06-0026477
	OKLAHOMA	ANNUAL	SE-2174410
	TEXAS	GOOD UNTIL SOLD	C62898
	WISCONSIN	ANNUAL	527896-03
AIC Fund II - Value Fund - Trust Class Shares
	MASSACHUSETTS	ANNUAL
	MISSISSIPPI	ANNUAL	60001570
	NEBRASKA	ANNUAL	66048
	NEW HAMPSHIRE	ANNUAL	MF06-0039586
	OKLAHOMA	ANNUAL	SE-2174411
	TEXAS	GOOD UNTIL SOLD	C62899
AIC Fund II- Growth Fund
	ALASKA	OTHER	60057476
	ALABAMA	ANNUAL	29116
	ARKANSAS	ANNUAL	60018555

Fund Name	State	Registration	File Number

	CONNECTICUT	ANNUAL	1040262
	DELAWARE	ANNUAL
	HAWAII	ANNUAL
	IDAHO	ANNUAL	59962
	KANSAS	ANNUAL	2007S0000154
	MISSOURI	ANNUAL	1993-00886
	NEVADA	ANNUAL
	NEW YORK	OTHER	S31-61-92
	OREGON	ANNUAL	2006-1525
	RHODE ISLAND	ANNUAL
	SOUTH CAROLINA	ANNUAL	MF16587
The AIC Fund II - Growth Fund - Class A Sh
	ARIZONA	ANNUAL	44546
	DISTRICT OF COLUMB	ANNUAL	60027082
	IOWA	ANNUAL	I-63568
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20061835
	MAINE	ANNUAL	10012554
	MICHIGAN	ANNUAL	948176
	MISSISSIPPI	ANNUAL	60004082
	MONTANA	ANNUAL	57674
	NORTH DAKOTA	ANNUAL	AV301
	NEBRASKA	ANNUAL	66572
	NEW HAMPSHIRE	ANNUAL	MF06-0047073
	NEW MEXICO	ANNUAL	23431
	OKLAHOMA	ANNUAL	SE-2178693
	SOUTH DAKOTA	ANNUAL	37279
	TENNESSEE	ANNUAL	RM11-0292A
	TEXAS	GOOD UNTIL SOLD	C65546
	VERMONT	ANNUAL	08/23/06-23
	WASHINGTON	GOOD UNTIL SOLD	60042646
	WISCONSIN	ANNUAL	507515-03
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 56176
AIC Fund II - Growth Fund - Class C Share
	MISSISSIPPI	ANNUAL	60004083
	TEXAS	GOOD UNTIL SOLD	C65547
AIC Fund II - Growth Fund - Trust Class Shares
	MISSISSIPPI	ANNUAL	60004084
	TEXAS	GOOD UNTIL SOLD	C65548
Burkenroad Fund
	ALASKA	OTHER	60053198
	ALABAMA	ANNUAL	30176
	ARKANSAS	ANNUAL	60016657
	CONNECTICUT	ANNUAL	1023325
	DELAWARE	ANNUAL
	HAWAII	ANNUAL
	IDAHO	ANNUAL	58005
	KANSAS	ANNUAL	2004S0000183
	MISSOURI	ANNUAL
	NEVADA	ANNUAL
	NEW YORK	OTHER	S30-33-10
	OREGON	ANNUAL	2005-194
	RHODE ISLAND	ANNUAL
	SOUTH CAROLINA	ANNUAL	MF15743
Burkenroad Fund - Class A Shares
	ARIZONA	ANNUAL	39766
	DISTRICT OF COLUMB	ANNUAL	60022980
	IOWA	ANNUAL	I-59260
	MASSACHUSETTS	ANNUAL

Fund Name	State	Registration	File Number

	MARYLAND	ANNUAL	SM20032037
	MAINE	ANNUAL	10007145
	MICHIGAN	ANNUAL	944053
	MISSISSIPPI	ANNUAL	60006348
	MONTANA	ANNUAL	53948
	NORTH DAKOTA	ANNUAL	AP252
	NEBRASKA	ANNUAL	75265
	NEW HAMPSHIRE	ANNUAL	MF05-0033586
	NEW MEXICO	ANNUAL	19233
	OKLAHOMA	ANNUAL	SE-2190459
	PUERTO RICO	ANNUAL	S-29158
	SOUTH DAKOTA	ANNUAL	33249
	TENNESSEE	ANNUAL	RM11-0292A
	TEXAS	GOOD UNTIL SOLD	C68047
	VERMONT	ANNUAL	02/15/05-01
	WASHINGTON	GOOD UNTIL SOLD	60038199
	WISCONSIN	ANNUAL	489962-03
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 51603
Burkenroad Fund - Class D Shares
	ARIZONA	ANNUAL	53695
	DISTRICT OF COLUMB	ANNUAL	60037127
	IOWA	ANNUAL	I-65540
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20022299
	MICHIGAN	ANNUAL	958302
	MISSISSIPPI	ANNUAL	60006349
	MONTANA	ANNUAL	66741
	NORTH DAKOTA	ANNUAL	AU036
	NEBRASKA	ANNUAL	64530
	OKLAHOMA	ANNUAL	SE-2181393
	SOUTH DAKOTA	ANNUAL	34077
	TENNESSEE	ANNUAL	RM11-0292A
	TEXAS	GOOD UNTIL SOLD	C68048
	WASHINGTON	GOOD UNTIL SOLD	60041484
	WISCONSIN	ANNUAL	452021
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 67021
Burkenroad Fund - Class D Shares Prospectus
	KENTUCKY	ANNUAL	60018537
	LOUISIANA	ANNUAL	140434
	NEW JERSEY	ANNUAL	BEM-0170
	OHIO	OTHER	77929
	UTAH	ANNUAL	007-1272-28

Hancock Horizon Diversified International Fund
	ALASKA	OTHER	60061798
	ALABAMA	ANNUAL	38522
	ARKANSAS	ANNUAL	60021877
	CONNECTICUT	ANNUAL	1052721
	DELAWARE	ANNUAL
	HAWAII	ANNUAL
	IDAHO	ANNUAL	63298
	KANSAS	ANNUAL	2009S0000347
	MISSOURI	ANNUAL	2008-02005
	NEVADA	ANNUAL
	NEW YORK	OTHER	S32-34-78
	OREGON	ANNUAL	2008-1632
	RHODE ISLAND	ANNUAL
	SOUTH CAROLINA	ANNUAL	MF17757

Hancock Horizon Diversified International Fund - Class A Sh
	ARIZONA	ANNUAL	52250

Fund Name	State	Registration	File Number

	DISTRICT OF COLUMB	ANNUAL	60034907
	IOWA	ANNUAL	I-70726
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20082592
	MAINE	ANNUAL	10020970
	MICHIGAN	ANNUAL	955550
	MISSISSIPPI	ANNUAL	60049337
	MONTANA	ANNUAL	64501
	NORTH DAKOTA	ANNUAL	BC668
	NEBRASKA	ANNUAL	73986
	NEW HAMPSHIRE	ANNUAL	MF08-0045130
	NEW MEXICO	ANNUAL	30534
	OKLAHOMA	ANNUAL	SE-2183498
	PUERTO RICO	ANNUAL	S-36209
	SOUTH DAKOTA	ANNUAL	44609
	TENNESSEE	ANNUAL	RM11-0291A
	TEXAS	GOOD UNTIL SOLD	C88571
	VERMONT	ANNUAL	09/30/08-18
	WASHINGTON	GOOD UNTIL SOLD	60049797
	WISCONSIN	ANNUAL	538834-03
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 64018
Hancock Horizon Diversified International Fund - Class C Sh
	MISSISSIPPI	ANNUAL	60049338
	NEBRASKA	ANNUAL	73987
	NEW HAMPSHIRE	ANNUAL	MF08-0032775
	OKLAHOMA	ANNUAL	SE-2183499
Hancock Horizon Diversified International Fund - Trust Cl Sh
	ARIZONA	ANNUAL	57407
	DISTRICT OF COLUMB	ANNUAL
	IOWA	ANNUAL	I-79411
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20111925
	MAINE	ANNUAL	10031761
	MICHIGAN	ANNUAL	964191
	MISSISSIPPI	ANNUAL	60049341
	MONTANA	ANNUAL	75156
	NORTH DAKOTA	ANNUAL	BL879
	NEBRASKA	ANNUAL	73988
	NEW HAMPSHIRE	ANNUAL	MF08-0024043
	NEW MEXICO	ANNUAL	39120
	OKLAHOMA	ANNUAL	SE-2183502
	SOUTH DAKOTA	ANNUAL
	TENNESSEE	ANNUAL	RM11-0291A
	TEXAS	GOOD UNTIL SOLD	C93487
	VERMONT	ANNUAL	08/03/11-17
	WASHINGTON	GOOD UNTIL SOLD	60054426
	WISCONSIN	ANNUAL	617397-03
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 73151
Hancock Horizon Quantitative Long/Short Fund
	ALASKA	ANNUAL	60069927
	ALABAMA	ANNUAL	38523
	ARKANSAS	ANNUAL	60026458
	CONNECTICUT	ANNUAL	1065600
	DELAWARE	ANNUAL
	HAWAII	ANNUAL
	IDAHO	ANNUAL	67939
	KANSAS	ANNUAL	2011S0001867
	MISSOURI	ANNUAL	R2011-1,484
	NEVADA	ANNUAL
	NEW YORK	OTHER	S32-99-38

Fund Name	State	Registration	File Number

	OREGON	ANNUAL	2011-1313
	RHODE ISLAND	ANNUAL
	SOUTH CAROLINA	ANNUAL
Hancock Horizon Quantitative Long/Short Fund - Class A Sh
	ARIZONA	ANNUAL	61433
	DISTRICT OF COLUMB	ANNUAL
	IOWA	ANNUAL	I-79025
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20111534
	MAINE	ANNUAL	10031327
	MICHIGAN	ANNUAL	963752
	MISSISSIPPI	ANNUAL	60049339
	MONTANA	ANNUAL	72952
	NORTH DAKOTA	ANNUAL	BL498
	NEBRASKA	ANNUAL	73989
	NEW HAMPSHIRE	ANNUAL	MF08-0022908
	NEW MEXICO	ANNUAL	38737
	OKLAHOMA	ANNUAL	SE-2183500
	SOUTH DAKOTA	ANNUAL	52374
	TENNESSEE	ANNUAL	M11-0552A
	TEXAS	GOOD UNTIL SOLD	C96410
	VERMONT	ANNUAL	06/17/11-05
	WASHINGTON	GOOD UNTIL SOLD	60058155
	WISCONSIN	ANNUAL	616047-03
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 72759
Hancock Horizon Quantitative Long/Short Fund - Cl C Sh
	MISSISSIPPI	ANNUAL	60049340
	NEBRASKA	ANNUAL	73990
	NEW HAMPSHIRE	ANNUAL	MF08-0039822
	OKLAHOMA	ANNUAL	SE-2183501
Hancock Horizon Quantitative Long/Short Fund - Trust Cl Sh
	MISSISSIPPI	ANNUAL	60049342
	NEBRASKA	ANNUAL	73991
	NEW HAMPSHIRE	ANNUAL	MF08-0025231
	OKLAHOMA	ANNUAL	SE-2183503

Hancock Horizon Mississippi Tax Free Income Fund
	ALABAMA	ANNUAL
Hancock Horizon Mississippi Tax Free Income Fund - Class A
	MISSISSIPPI	ANNUAL
Hancock Horizon Mississippi Tax Free Income Fund - Trust Cl
	MISSISSIPPI	ANNUAL
Hancock Horizon Louisiana Tax Free Income Fund - Class A
	MISSISSIPPI	ANNUAL
Hancock Horizon Louisiana Tax Free Income Fund - Trust Class
	MISSISSIPPI	ANNUAL